Exhibit 99.1

Naked Brand Group Limited

ACN 619 054 938

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10:00 am (Sydney time)

DATE:	Friday, 28 August 2020

VENUE:	BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is given that the Annual General Meeting of Naked Brand Group Limited (ACN 619 054 938) will be held at BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000, Australia on Friday, 28 August 2020 at 10:00am (Sydney time) (Thursday, 27 August 2020 at 8:00pm (New York time)).

BUSINESS OF THE MEETING

Shareholders are invited to consider the following items of business at the Annual General Meeting.

1.	Financial and related reports

Financial and related reports

Description	To receive and consider the Financial Report of the Company and its controlled entities and the related Directors’ and Auditor’s Reports in respect of the financial year ended 31 January 2020.

2.	Election of director - Mr Andrew Shape

Resolution 1	Election of Mr Andrew Shape as Director

Description	Mr Andrew Shape, who was appointed as a non-executive director of the Company on 19 June 2018, retires as a Director at the Meeting and offers himself for election as a Director pursuant to Rule 19.3(h)(i) of the Constitution.

Resolution (Ordinary)

To consider and, if thought fit, to pass, the following resolution as an ordinary resolution:

“THAT, Mr Andrew Shape, having been appointed as a Director on 19 June 2018, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

3.	Share consolidation

Resolution 2	Share consolidation

Description	The Company proposes to consolidate its share capital through the conversion of every 15 ordinary shares in the Company to one ordinary share in the Company. Under section 254H(1) of the Corporations Act, a company may consolidate its shares if the consolidation is approved by an ordinary resolution of shareholders at a general meeting.

Resolution (Ordinary)

To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:

“THAT, in accordance with section 254H(1) of the Corporations Act and for all other purposes, the ordinary shares on issue in the Company be consolidated on the date of the Meeting or another date determined by the Board on the basis of 1 ordinary share for every 15 ordinary shares held, on the terms and conditions outlined in the Explanatory Memorandum, with any fractional entitlements to ordinary shares as a result of the consolidation being rounded up to the nearest whole share.”

4.	Ratification of auditor appointment

Resolution 3	Auditor appointment

Description	The Company proposes to ratify the appointment of BDO Audit Pty Ltd as auditor of the Company.

Resolution (Ordinary)	To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution: “THAT, the appointment of BDO Audit Pty Ltd as auditor of the Company is ratified and approved.”

QUESTIONS FROM SHAREHOLDERS

In order to provide an equal opportunity for all shareholders to ask questions of the Board, we ask you to submit in writing any questions to the Company. Please send your questions via email or mail to:

Company Secretary

Naked Brand Group Limited

c/o Tim Aman, BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000

agm@nakedbrandgroup.com

Written questions must be received by no later than 10:00am (Sydney time) on Friday, 21 August 2020 (8:00pm (New York time) on Thursday, 20 August 2020). Your questions should relate to matters that are relevant to the business of the Meeting, as outlined in this Notice and Explanatory Memorandum.

In accordance with the Corporations Act and the Company’s policy, a reasonable opportunity will also be provided to shareholders attending the Meeting to ask questions about, or make comments upon, matters in relations to the Company.

During the course of the Meeting, the Chair will seek to address as many shareholder questions as reasonably practicable, and where appropriate, will give a representative of the auditor the opportunity to answer written questions addressed to it. However, there may not be sufficient time to answer all questions at the Meeting. Please note that individual responses may not be sent to shareholders.

VOTING INFORMATION

Entitlement to vote at the Annual General Meeting

A determination has been made by the Board that the persons eligible to vote at the Meeting are those who are registered shareholders of the Company as at 27 July 2020, the record date, subject to any applicable voting exclusion.

Eligible shareholders or their proxies and attorneys wishing to vote in person should attend the Meeting and are asked to arrive at least 30 minutes prior to commencement of the Meeting so that their Shareholding may be checked against the register and their attendance recorded.

If you hold your ordinary shares in street name and you wish to vote in person at the Meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.

Voting by proxy

(a)	A shareholder entitled to attend and vote at the Meeting may appoint one proxy or, if the shareholder is entitled to cast 2 or more votes at the Meeting, 2 proxies, to attend and vote instead of the shareholder.

(b)	Where 2 proxies are appointed to attend and vote at the Meeting, each proxy may be appointed to represent a specified proportion or number of the shareholder’s voting rights at the Meeting.

(c)	A proxy need not be a shareholder of the Company.

(d)	A proxy may be an individual or a body corporate. If a body corporate is appointed, the proxy form must indicate the full name of the body corporate and the full name or title of the individual representative of the body corporate for the Meeting.

(e)	A proxy form accompanies this notice. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience. The proxy form also may be returned by email. For the proxy form to be valid it must be signed, dated and received, together with the power of attorney or other authority (if any) under which the form is signed, or a (notarially) certified copy of that power of attorney, by 10:00am (Sydney time) on Tuesday, 25 August 2020 (8:00pm (New York time) on Monday, 24 August 2020):

Post to:	Continental Stock Transfer & Trust Co., 1 State Street - Floor 30, New York, NY 10275-0741

Email to:	proxy@continentalstock.com

(f)	A proxy also may be submitted by Internet by following the instructions set forth on the proxy form. To be valid, a proxy submitted by Internet must be submitted by the date and time set forth on the proxy form.

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If you hold your ordinary shares in street name and you wish to vote by proxy, please follow the directions provided to you by your bank, broker or other nominee in order to instruct your bank, broker or other nominee how to vote your shares.

WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE REQUESTED BY THE BOARD TO PROMPTLY RETURN THE ENCLOSED PROXY FORM, OR TO SUBMIT YOUR PROXY BY INTERNET. SHAREHOLDERS WHO EXECUTE PROXIES RETAIN THE RIGHT TO REVOKE THEM AT ANY TIME PRIOR TO THE VOTING THEREOF.

PLEASE NOTE: IF YOUR SHARES ARE HELD IN STREET NAME, YOUR BROKER, BANK OR OTHER NOMINEE CANNOT VOTE YOUR SHARES ON NON-ROUTINE ITEMS OF BUSINESS, SUCH AS THE ELECTION OF DIRECTORS, UNLESS YOU INSTRUCT YOUR NOMINEE HOW TO VOTE IN ACCORDANCE WITH THE DIRECTIONS YOU RECEIVE FROM YOUR NOMINEE.

Quorum and Voting Rights

Two or more shareholders present at the Meeting and entitled to vote on a resolution at the Meeting shall constitute a quorum. Each share is entitled to one vote upon all items of business to be acted upon at the Meeting. As of the record date, there were 34,805,088 ordinary shares issued and outstanding.

Required Vote

Approval of an ordinary resolution requires the affirmative vote of a majority of the votes cast. Approval of special resolution requires the affirmative vote of 75% of the votes cast.

Any shares that are not voted (whether by abstention, broker non-vote or otherwise) will have no effect on an ordinary resolution or a special resolution. A “broker non-vote” occurs when your ordinary shares are held in street name and the bank, broker or other nominee does not have authority to vote on an item of business on your behalf. This may occur if the item of business is non-routine, and you do not provide voting instructions to your bank, broker or other nominee.

Revoking a Proxy

You may revoke any proxy by notifying the Company in writing by mail at Attention: Directors, Naked Brand Group Limited, c/o Tim Aman, BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000, or by email at proxy@continentalstock.com. You also may revoke any proxy by submitting a later-dated proxy or by voting in person at the meeting. Attendance at the Meeting does not alone serve to revoke a proxy. For a written revocation or later-dated proxy to be valid, it must be received by 10:00am (Sydney time) on Thursday, 27 August 2020 (8:00pm (New York time) on Wednesday, 26 August 2020).

If you hold your shares in street name, please follow the directions provided to you by your bank or broker in order to revoke your voting instructions.

OTHER INFORMATION

Costs

We will bear the cost of preparing, printing, assembling and mailing these materials, the proxy card, and any other material which may be sent to shareholders in connection with our Annual General Meeting. It is contemplated that brokerage houses will forward these materials and the proxy card to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Important Notice Regarding Availability of Meeting Materials

The Meeting materials, including the notice and explanatory statement, are available at our corporate website, ir.nakedbrands.com. You may also obtain a copy of these materials and the proxy card, free of charge, by contacting us by mail at Attention: Company Secretary, Naked Brand Group Limited, c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand or by email at proxy@continentalstock.com.

Shareholder Communications with the Board

The Board maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the attention of the Board or the individual director, Attention: Directors, Naked Brand Group Limited, c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual and other reports and documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Proxy voting by the Chair

The Chairman intends to vote all undirected proxies in favour of each Resolution.

Voting by Corporate Representatives

A body corporate may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act, in which case the Company will require a certificate of appointment of the corporate representative executed in accordance with the Corporations Act. The certificate of appointment must be lodged with the Company before the Meeting.

DATED: 31 July 2020

BY ORDER OF THE BOARD OF NAKED BRAND GROUP LIMITED

Justin Davis-Rice
Company Secretary

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Explanatory Memorandum

This Explanatory Memorandum and all attachments are important documents and should be read carefully. If you have any questions regarding the matters set out in this Explanatory Memorandum or the preceding Notice, please contact the Company or your professional adviser.

This Explanatory Memorandum has been prepared for Shareholders in connection with the Annual General Meeting of the Company to be held on Friday, 28 August 2020 at 10:00am (Sydney time) (Thursday, 27 August 2020 at 8:00pm (New York time)).

The purpose of this Explanatory Memorandum is to provide Shareholders with information that the Board believes to be material to Shareholders in deciding whether or not to approve the resolution detailed in the Notice.

1.	Financial and related reports

Financial and related reports

Explanation	Section 317 of the Corporations Act requires the Company’s Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 31 January 2020 to be laid before the Company’s Annual General Meeting.

The Financial Report contains the financial statements of the consolidated entity consisting of the Company and its controlled entities. A copy of the Company’s Financial Report, Directors’ Report and the Auditor’s Report will be published on the Company’s website at ir.nakedbrands.com prior to the Meeting.

There is no requirement for a formal resolution on this item. However, Shareholders attending the Meeting will be given a reasonable opportunity to ask questions on the reports mentioned in this resolution.

2.	Election of director

Resolution 1	Election of Mr Andrew Shape as Director

Explanation	Rule 19.3(a) of the Constitution provides that where there is not a vacancy on the board and no director is required to retire under rules 19.2(b) or 19.3(b) then the director who has been longest in office since last being elected must retire.

Rule 19.3(d) of the Constitution further provides that the directors to retire under rule 19.3 are those directors or director longest in office since last being elected. As between directors who were elected on the same day the directors to retire may be the director agreed between them. The length of time a director has been in office is calculated from the director’s last election or appointment.

Rule 19.3(h)(i) further provides that a person is eligible for election to the office of a Director at a general meeting if the person is in office as a director immediately before that meeting.

All of the current directors were re-elected on the same date at the last annual general meeting of the Company. The directors have agreed that Andrew Shape will retire as a Director at the Meeting. Mr Shape, being eligible, offers himself for election as a Director pursuant to Rule 19.3(h)(i).

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About Mr Shape	Mr Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He also has provided consulting and management services to early stage brands on launching of the brand, creating a marketing plan, establishing distribution models, earning market share, and formulating an exit strategy. Mr Shape is a co-founder of Stran & Company, Inc., a promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support, and has served as its President since September 1996. He is also the founder of Harbor Scientific Consulting, and has served as its President since November 2017. Prior to forming Stran & Company, Inc., he worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr Shape received a BA from the University of New Hampshire. The Company believes Mr Shape’s extensive experience in branding and licensing makes him well suited to serve as a member of the Board.

Board Recommendation	The Board, with Mr Shape abstaining on making recommendations under Resolution 1, recommends that shareholders vote in favour of this resolution.

Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 1.

3.	Share consolidation

Resolution 2	Share consolidation

Explanation

General

The Company proposes to consolidate its share capital through the conversion of every 15 ordinary shares in the Company to one ordinary share in the Company. Under section 254H(1) of the Corporations Act, a company may consolidate its shares if the consolidation is approved by an ordinary resolution of shareholders at a general meeting.

Impact on share capital

As of the record date, there were 34,805,088 ordinary shares in the Company. Following the proposed consolidation there would be approximately 2,320,339 ordinary shares in the Company (without taking into account the rounding up of any fractional entitlements following the consolidation). The Company also has agreed to issue, but has not yet issued, 1,666,667 ordinary shares upon the exchange of one of its outstanding promissory notes for equity, which will become 111,112 ordinary shares after the consolidation.

Rights to Acquire Shares

January, February and April 2020 Convertible Notes

The Company sold Convertible Promissory Notes to St. George Investments LLC on 9 January 2020, 11 February 2020 and 15 April 2020 (the St. George Notes).

As at the record date, the St. George Notes had an aggregate outstanding balance of approximately US$8,853,000. The St. George Notes have a fixed conversion price of US$4.00 per share. In addition, pursuant to an amendment to the St. George Notes, the holder of the note issued in January 2020 also has the right, subject to the Company’s approval, to convert the outstanding balance of such note into ordinary shares at a conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the ordinary shares in the preceding 20 trading days, but in any event not less than the floor price specified in the amendment.

The fixed conversion price of the St. George Notes and the floor price under the amendment both are subject to adjustment for stock splits, stock dividends, stock combinations and other similar transactions.

July 2020 Convertible Notes and Warrants

The Company sold a Convertible Promissory Note (the Iliad Note) and a Warrant to Purchase Ordinary Shares (the Iliad Purchase Warrant) to Iliad Research and Trading, L.P., an affiliate of St. George Investments LLC, on 24 July 2020.

As at the record date, the Iliad Note had an outstanding balance of approximately US$8,420,000 The Iliad Note is convertible at the election of the Investor into Ordinary Shares at a conversion price equal to the lower of (x) US$0.44, and (y) 80% of the closing bid price of the ordinary shares on the trading day immediately prior to the earlier of (A) the date the initial registration statement registering the resale of the shares underlying the Iliad Note and the Iliad Purchase Warrant is declared effective and (B) 31 October 2020, but in any event the conversion price will not be less than the floor price specified in the Iliad Note. In addition, during the ten-day period following the earlier of the date such initial registration statement is declared effective and 31 October 2020, the Company will have the right to require the holder to convert the entire principal amount of the Iliad Note in excess of $2,100,000, and all accrued interest on the Iliad Note, into ordinary shares. To the extent the holder would beneficially own more than 9.9% of the Company’s outstanding ordinary shares after a conversion required by the Company, the Company may issue to the Investor “pre-funded” Warrants to Purchase Ordinary Shares (the Iliad Pre-Funded Warrants) in lieu of such shares, or alternatively may extend the period during which it can require conversion.

The Iliad Purchase Warrant entitles the holder to purchase up to 19,136,364 ordinary shares at an exercise price of US$0.6707 per share. The Pre-Funded Warrant, if issued, will have an exercise price of US$0.0001 per share. The Iliad Purchase Warrant and any Iliad Pre-Funded Warrants will expire on 24 July 2025. In addition, if the exercise price of the Iliad Purchase Warrant is higher than the last closing bid price of the ordinary shares, at any time starting on the earlier of 15 days after the effective date of the initial registration statement and 24 January 2021, the Iliad Purchase Warrant may be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the Iliad Purchase Warrant, multiplied by the number of shares as to which the Iliad Purchase Warrant is being exercised, divided by the closing bid price as of two business days prior to the exercise date, but in any event not less than the floor price. For this purpose, the Black-Scholes value per share underlying the Warrants is a fixed value as set forth in the Iliad Purchase Warrants.

The conversion price of the Iliad Note, the exercise price of the Iliad Purchase Warrants and the Iliad Pre-Funded Warrants and the floor price all are subject to adjustment for stock splits, stock dividends, stock combinations and other similar transactions.

Other Warrants

As at the record date, the Company had warrants on issue in respect of 592,852 ordinary shares (Warrants). The exercise price (or strike price) in respect of the Warrants range from US$0.01 per ordinary share up to US$8.27 per ordinary share, depending on the agreement with the Company and the relevant warrant holder, subject to adjustment for stock splits, stock dividends, stock combinations and other similar transactions.

Legal requirements

Section 254H of the Corporations Act provides that a company may, by resolution passed in a general meeting, convert all or any of its shares into a larger or smaller number.

Fractional entitlements

Not all Shareholders and holders of other securities in the Company will hold that number of ordinary shares or other securities (as the case may be) which can be evenly divided by 15. Where a fractional entitlement occurs, the Company will round that fraction up to the nearest whole ordinary share or other security.

Reasons for the share consolidation

On 11 March 2020, the Company received a notice from the Nasdaq Listing Qualifications Department stating that, for the last 30 consecutive business days, the closing bid price for the ordinary shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded 180 calendar days to regain compliance with the minimum bid price requirement. In addition, Nasdaq tolled the compliance period from 16 April 2020 through 30 June 2020, due to the impact of COVID-19. Accordingly, the Company presently has until 23 November 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days. The Company intends to cure the deficiency by effecting the share consolidation contemplated by Resolution 2.

In addition, on 14 May 2020, the Company received a notice from the Nasdaq Listing Qualifications Department stating that the Company was no longer in compliance with the equity standard for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least US$2,500,000 under the equity standard. Because the Company’s Annual Report on Form 20-F for the year ended 31 January 2020 reported stockholders’ equity of less than this amount, and the Company did not meet the alternative standards for market value of listed securities or net income, the Company no longer complied with Nasdaq’s continued listing standards. The Company submitted a plan to regain compliance with this standard. On 2 July 2020, the Company received a letter from the staff of Nasdaq stating that staff had determined to grant the Company an extension to regain compliance with Nasdaq’s equity standard for continued listing on Nasdaq. Based on the plan of compliance submitted by the Company, the Company has until 10 November 2020 to evidence compliance with the equity standard.

Our Board strongly believes that the share consolidation is a necessary part of our strategy to maintain our listing on Nasdaq. The Company also is taking steps to increase its shareholders’ equity, including the sale of the Iliad Note and the Iliad Purchase Warrant as described above. Accordingly, the Board has approved the share consolidation and directed that it be submitted to our shareholders for approval at the Meeting.

As of the record date, 27 July 2020, the Company’s ordinary shares closed at a price of $0.58 per share on Nasdaq. The share consolidation, if effected, will have the immediate effect of increasing the price of our ordinary shares as reported on Nasdaq, therefore reducing the risk that our ordinary shares could be delisted from Nasdaq.

In addition, the proposed share consolidation will rationalise the share capital of the Company by reducing the number of ordinary shares issued and outstanding and result in the Company having a more appropriate number of ordinary shares on issue. The Board believes that this may help to make investing in the Company’s shares more attractive to a broader range of institutional and professional investors and other members of the investing public. In addition, low-priced shares may be more prone to speculation, and therefore are generally more volatile as compared to higher-priced shares. Accordingly, the Board believes that the proposed share consolidation will help reduce short-term share price volatility and offset the effects of share-term share price speculation and reduce fluctuations in the Company’s market capitalisation.

Management and the Board have considered the potential harm to the Company and its shareholders should Nasdaq delist our ordinary shares from trading on Nasdaq. Delisting could adversely affect the liquidity of our ordinary shares since alternatives, such as the pink sheets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our ordinary shares on an over-the-counter market. Many investors likely would not buy or sell our ordinary shares due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange, or other reasons. For instance, the ordinary shares could trade thinly as a microcap or penny stock, and may be avoided by retail and institutional investors, resulting in the impaired liquidity of our ordinary shares.

There can be no assurance, however, that the Company will be able to regain compliance with the minimum bid price requirement or the stockholders’ equity standard under Nasdaq Listing Rules.

Taxation

The summary in this section is general in nature. In addition, particular taxation implications will depend upon the circumstances of each Shareholder. Accordingly, Shareholders are encouraged to seek and rely only on their own professional advice in relation to their tax position. Neither the Company nor any of its officers, employees or advisers assumes any liability or responsibility for advising shareholders about the tax consequences for them from the proposed share consolidation.

The share consolidation will be undertaken in accordance with section 254H of the Corporations Act. Subject only to rounding, there will be no material change to the proportionate interests held by each Shareholder in the Company as a result of the consolidation.

The share consolidation will occur through the conversion of every 15 ordinary shares in the Company into one ordinary share in the Company. A capital gains tax (CGT) event may occur as a result of the Company share consolidation where a holding has been rounded up due to a fractional entitlement following the share consolidation. Shareholders should seek their own professional advice if they have any concerns about the transaction contemplated by Resolution 2.

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Timetable

If Resolution 2 is passed, the Company expects that the share consolidation will take effect promptly following the Meeting. The completion of the share consolidation will be announced by press release and by filing with the SEC a Report of Foreign Private Issuer on Form 6-K.

Board Recommendation	The Board recommends that shareholders vote in favour of this resolution.

Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 2.

4.	Ratification of auditor appointment

Resolution 3	Auditor appointment

Explanation	BDO Audit Pty Ltd was appointed by the shareholders as the auditor of the Company following conclusion of the Company’s last annual general meeting on 16 December 2019. It is proposed that the shareholders ratify the continuing appointment of BDO Audit Pty Ltd as auditor of the Company for the current and following financial year.

Board Recommendation	The Board recommends that shareholders vote in favour of this resolution.

Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 3.

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GLOSSARY

In this Notice and the Explanatory Memorandum:

Auditor’s Report	means the auditor’s report on the Financial Report.

BDO	means BDO Audit Pty Ltd.

Board	means the board of Directors.

Company	means Naked Brand Group Limited (ACN 619 054 938).

Constitution	means the constitution of the Company as at the commencement of the Meeting.

Corporations Act	means the Corporations Act 2001 (Cth).

Director	means a director of the Company.

Directors’ Report	means the annual directors’ report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.

Explanatory Memorandum	means the Explanatory Memorandum attached to the Notice.

Financial Report	means the annual financial report prepared under Chapter 2M of the Corporations Act of the Company and its controlled entities.

Meeting	means the Company’s 2020 Annual General Meeting.

Notice	means this notice of Meeting.

SEC	means the U.S. Securities and Exchange Commission.

Shareholder	means a shareholder of the Company.

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